RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

November 19, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Novint Technologies, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 23, 2009
Your File No. 000-51783

Dear Mr. Gilmore:

On behalf of Novint Technologies, Inc., (the “Company” or “Novint”), we acknowledge receipt of the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 4, 2010.  Further to my phone call to Jaime John, we are requesting an additional ten business days within which to prepare a response (i.e., December 7, 2010).

Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely yours, RICHARDSON & PATEL LLP

By:	/s/
Addison Adams

cc:           Tom Anderson, CEO, Novint Technologies, Inc.
Craig Stegeman, CPA, AJ. Robbins, P.C.